October 25, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rolaine Bancroft

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

VW Credit Leasing, Ltd.

Registration Statement on Form SF-3

Filed November 15, 2016

File Nos. 333-214626 and 333-214626-01

Dear Ms. Bancroft:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated December 13, 2016 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on November 15, 2016, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 1. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the captioned Registration Statement.

Form of Prospectus

Summary of Terms

[Subsequent Assets], page 7

1.	We note that you contemplate a prefunding account to acquire additional receivables from the depositor. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 25% of the proceeds of the offering to fund the account.

October 25, 2017

Response

We hereby confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that we will not use more than 25% of the proceeds of the offering to fund the account.

[Credit Risk Retention], page 13

2.	Please delete your bracketed disclosure that states this disclosure will be included for all offerings “after” December 24, 2016 unless you intend to use this prospectus prior to December 24, 2016. Refer to the Credit Risk Retention Adopting Release (Release No. 34-73407).

Response

We have deleted the bracketed language that states that the Credit Risk Retention disclosure will be included for all offerings “after” December 24, 2016.

Risk Factors

The geographic concentration of the lessees in the pool of leases and related leased vehicles and varying economic circumstances may increase the risk of losses or reduce the return on your notes, page 15

3.	Please confirm that if 10% of more of the leases are or will be located in any one state, you will describe any economic or other factors specific to such state that may materially impact the pool assets or pool asset cash flows. Refer to Item 1111(b)(14) of Regulation AB.

Response

We hereby confirm that if 10% of more of the leases are or will be located in any one state, we will describe any economic or other factors specific to such state that may materially impact the pool assets or pool asset cash flows.

The residual value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs, and recent economic developments, and Vehicle recalls may have an adverse effect on the leases and your notes, pages 21 and 35

4.	We note your current risk factor disclosures about repurchases or recalls of underlying vehicles or termination of lease contracts that may result from failures to comply with safety and emission standards. If significant to this offering, please further revise your risk factor disclosures to discuss any adverse effects on residual values of the leased vehicles that may result from such failures to comply. In addition, include bracketed language, in an appropriate place in the prospectus, indicating that you will discuss what consideration is given to repurchases or recalls in determining residual values. Refer to Item 1111(d)(2) of Regulation AB.

October 25, 2017

Response

We have revised our disclosure on page 35 of the prospectus under “Risk Factors—Vehicle recalls may have an adverse effect on the leases and your notes” to include disclosure regarding adverse effects on residual values of the leased vehicles that may result from failure of particular vehicles to comply with safety and emissions standards. To the extent significant to any particular offering under the Registration Statement, we will add additional disclosure regarding such adverse effects. In addition, we have inserted bracketed language on page 21 of the prospectus under “Risk Factors—The residual value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs, recent economic developments and other factors” indicating that we will discuss what consideration is given to repurchases or recalls in determining residual values to the extent applicable.

5.	Please consider including bracketed language indicating that you will provide, in an appropriate place in the prospectus, relevant information about the use of “defeat devices” in the collateral for the underlying asset pool in accordance with Item 1111 of Regulation AB.

Response

We have not added disclosure regarding “defeat devices” specifically, because no contracts related to vehicles with defeat devices will be included in any securitized pool hereunder.

The Trustees

The UTI Trustee, the Administrative Trustee [and SUBI Trustee], and The Delaware Trustee, page 40

6.	We note that you have identified the UTI trustee and the Delaware trustee in unbracketed disclosure. Therefore, please revise your disclosure to include all available information for the trustees, including without limitation the trustee’s prior experiences in serving as trustees for asset-backed securities transactions involving similar pool assets, the trustees’ duties and responsibilities, and any applicable limitations on the trustees’ liabilities under the transaction documents. Refer to Item 1109(a) of Regulation AB.

Response

We have revised the disclosure on page 40 and throughout the prospectus to bracket all disclosure of the identification of the UTI trustee and Delaware trustee, as the determination of those roles will be made at the time of each offering of securities hereunder.

October 25, 2017

The Sponsor

Underwriting Procedures, page 43

7.	We note your disclosure that a credit analyst may evaluate certain applications that are not automatically rejected but do not meet the criteria for automatic approval, and that the credit analyst uses the company’s written underwriting guidelines, considers the same information included in the electronic decisioning model and “weights other factors…” in his evaluations. We also note your disclosure that certain applications are forwarded to a VW Credit credit analyst with higher approval authority for review. Please clarify what “other factors” are considered by a credit analyst that are within the company’s written underwriting guidelines. Please also describe the review process by a credit analyst with higher approval authority.

Response

We have revised the disclosure on page 44 of the prospectus to provide additional examples of “other factors” a credit analyst might consider that are within the company’s written underwriting guidelines. We have revised the disclosure on page 44 of the prospectus to describe the review process by a credit analyst with higher approval authority.

Determination of Residual Values, page 45

8.	Please confirm that the residual value of the vehicles underlying the leases will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the closing date. Refer to Item 1101(c)(2)(v)(A) of Regulation AB.

Response

We hereby confirm that the residual value of the vehicles underlying the leases will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance for any offering under the registration statement as of the related closing date.

Credit Risk Retention, page 45

9.	We note that, in calculating the fair value of the certificate, you have assumed that the leases prepay at a “ % ABS rate.” This disclosure seems to indicate that your prepayment model assumes a constant prepayment percentage. In Section III.B.1.b. of the Credit Risk Retention Adopting Release, the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please revise to clarify what prepayment rate assumptions you are making for purposes of calculating the fair value of the certificate and, if you are assuming constant prepayment rates, please revise to disclose the source of your prepayment rate or an explanation as to why you believe that assumption is appropriate here.

October 25, 2017

Response

Although the agencies stated that the key inputs and assumptions for the fair value analysis would not assume straight lines, Rule 4(a)(2) of Regulation RR requires that the fair value of the eligible horizontal residual interest be determined using a fair value measurement framework under GAAP. VW Credit will determine the fair value of the eligible horizontal residual interest in accordance with GAAP and, in particular, FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”). Under ASC 820, fair value of the notes and the certificates generally would be the price that would be received by the seller in a sale of the notes and certificates, respectively, in an orderly transaction between unaffiliated market participants.

ASC establishes a fair value hierarchy with three levels. VW Credit has determined that the fair value of an issuing entity’s certificates should be measured using the inputs included in Level 3 of the hierarchy, which include data not observable in the market and which reflect VW Credit’s judgment regarding the assumptions market participants would use in pricing the certificates in a hypothetical sale.

The Absolute Prepayment Model (“ABS”) represents an assumed rate of prepayment each month relative to the original number of leases in a pool of leases. ABS further assumes that all the leases are the same size and amortize at the same rate and that each lease in each month of its life will either be paid as scheduled or will be prepaid in full. As the lease pool amortizes over time, this constant ABS assumption implies an increasing prepayment rate relative to the current pool balance, not a constant or straight line prepayment rate. Currently, investors in asset-backed securities secured by motor vehicle leases and related leased vehicles typically use an ABS rate to price the securities, regardless of whether those securities are notes or residual equity interests such as the certificates. If VW Credit were to use a prepayment rate other than ABS to value the eligible horizontal residual interest, then VW Credit would be using a rate that currently differs from the rate used by investors in motor vehicle lease-backed securities (the use of which different rate in turn may be inconsistent with ASC 820 guidance, which is the relevant GAAP standard). Further, our experience is that ABS is a useful predictive model for motor vehicle lease prepayment speeds which, unlike mortgages, tend not to be very sensitive to changes in interest rates.

The Leases

Insurance, page 56

10.	We note your disclosure that while VW Credit currently monitors the ongoing status of insurance there can be no assurance that each leased vehicle will continue to be covered by liability and physical damage insurance for the entire term of the lease or that VW Credit will continue to monitor insurance. If significant to this offering, please review your risk factor disclosure to discuss any risks of loss on the noteholders’ investments relating to any failure to maintain insurance on the leased vehicles.

October 25, 2017

Response

We revised the risk factor disclosure on page 30 of the prospectus.

Review of Pool Assets, page 66

11.	We note the disclosure that “[p]ortions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor.” Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. Refer to Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response

We hereby confirm that, if we or an underwriter obtain a due diligence report from a third-party provider, we or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report we or the underwriter have obtained.

Description of the Transaction Documents

Asset Review, page 87

12.	We note your disclosure indicating that either the reviewer will have discretion over the review procedures or that the reviewer will perform the review in accordance with any procedures as agreed to by the parties in the asset representations review agreement. Please confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the “asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties.”

Response

We hereby confirm that the review procedures undertaken by the asset representations reviewer will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty.

October 25, 2017

Appendices A and B

13.	Please revise to include language which indicates that these appendices are specifically incorporated into the prospectus.

Response

We have revised the disclosure on pages 70 and 72 to make clear that all appendices to the prospectus, including Appendices A and B, are specifically incorporated by reference into the prospectus.

Exhibits

14.	Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position for file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response

We have filed, concurrently with Amendment No. 1 to the Registration Statement, all required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements.

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October 25, 2017

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Amanda Baker, at (212) 506-2544. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	William Horwath

Kevin McDonald, Esq.